SLM Corporation 4Q 2009 Investor Presentation

This presentation contains forward-looking statements and information based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about our beliefs or expectations and statements that assume or are dependent upon future events, are forward-looking statements. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, increases in financing costs; limits on liquidity; any adverse outcomes in any significant litigation to which we are a party; our derivative counterparties terminating their positions with the Company if permitted by their contracts and the Company substantially incurring additional costs to replace any terminated positions; changes in the terms of student loans and the educational credit marketplace (including changes resulting from new laws, such as any laws enacted to implement the Administration's 2010 budget proposals as they relate to the Federal Family Education Loan Program ("FFELP") and from the implementation of applicable laws and regulations) which, among other things, may change the volume, average term and yields on student loans under the FFELP, may result in loans being originated or refinanced under non-FFELP programs, or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could be affected by: changes in or the termination of various liquidity programs implemented by the federal government; changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; changes in the composition of our Managed FFELP and Private Education Loan portfolios; changes in the general interest rate environment, including the rate relationships among relevant money-market instruments, and in the securitization markets, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in general economic conditions; changes in prepayment rates and credit spreads; changes in the demand for debt management services; and new laws or changes in existing laws. All forward-looking statements contained in this presentation are qualified by these cautionary statements and are made only as of the date of this document. The Company does not undertake any obligation to update or revise these forward-looking statements to conform the statement to actual results or changes in the Company's expectations. Forward-Looking Statements 2

SLM Corporation Overview 3

SLM Corporation #1 originator of student loans in the U.S. education lending market #1 servicer and collector of student loans in the U.S. currently servicing 194.2 billion in assets including $26.3 billion for third parties and $19.2 billion for the Department of Education (ED) Fully independent private sector company with scale and a broad franchise, traded on the NYSE $176.4 billion managed student loan portfolio, 80% of which is U.S. government guaranteed At quarter end, 94% of managed student loans were funded with term liabilities As of December 31, 2009 4

Life stage Customer Strategy Sallie Mae offers an unmatched, integrated suite of Saving, Planning, and Paying for College SM products and services 5

SLM Corporation Update Managed student loans outstanding decreased to $176 billion in Q4 Originated $4.5 billion in federal student loans, a 14% increase over prior year period Sold approximately $18.5 B to ED Launched new private education loan product in Q2 and originated $381 million private education loans in Q4 Student loan legislation, ECASLA, passed by Congress in May 2008 ED Loan Purchase Commitment Program At 12/31/2009, $9.0 billion of loans funded under this program ED Conduit - Straight A Funding launched May 11, 2009 Funding $14.6 billion at 12/31/09 Completed $5.9 billion FFELP ABS and $7.5 billion Private Credit ABS YTD* "Core Earnings" net income for Q4 was $249 million including non-recurring items: a loss on the sale of GRP, impairments to remaining portfolio of purchased paper, restructuring charges, a loss on the conversion of mandatory preferred stock, and debt repurchasing gains "Core Earnings" operating expenses for FY 2009 totaled $1,180 million representing a 4% decrease from 2008 Upromise manages $23 billion in 529 college savings plans with 11 million members enrolled in the member rewards programs *Activity through December 31, 2009. 6

A Brief Corporate History 1 Currently known as the Federal Family Education Loan Program (FFELP). SLM Corporate Debt Ratings SLM Corporate Debt Ratings SLM Corporate Debt Ratings SLM Corporate Debt Ratings Moody's S & P Fitch Long-Term Ba1 BBB- BBB- Short-Term Not-Prime A-3 F3 Outlook Neg. Neg. Stable Managed Loan Portfolio Managed Loan Portfolio Managed Loan Portfolio Loan Type $B % FFELP Loans $141.4 80% Private Education 35.1 20% Total Portfolio $ 176.5 100% As of 12/31/2009 7 As of 2/25/2010

Q409 "Core Earnings" Summary ($ millions), except per share amounts 2009 2008 Q409 Q408 EPS (Reported) $0.96 $0.89 $0.41 $0.08 Economic Floor Income EPS not included in "Core Earnings" $0.43 $0.12 $0.03 $0.01 Net Income $597 $526 $249 $65 Net Interest Income $2,261 $2,419 $686 $553 Net Interest Margin 1.14% 1.30% 1.41% 1.15% Loan Loss Provision $1,564 $1,029 $365 $392 Fee and Other Income - Excluding Debt Repurchase Gains $1,135 $905 $430 $210 Debt Repurchase Gains $536 $64 $73 $27 Operating Expenses $1,180 $1,228 $293 $260 Tangible Capital Ratio 2.0% 1.8% Average Managed Student Loans $186,105 $174,244 $179,241 $180,990 8

Q409 "Core Earnings" Summary EPS Breakdown 2009 2008 Q409 Q408 Reported "Core Earnings" $0.96 $0.89 $0.41 $0.08 Impacted by: Gains on Debt Repurchases $0.72 $0.09 $0.09 $0.04 Induced Conversion of Series C Preferred Stock ($0.11) - ($0.06) - Cumulative accounting change of premium amortization expense on loans $0.07 $0.05 - - Restructuring Charges ($0.02) ($0.12) ($0.01) ($0.01) Loss on GRP ($0.33) ($0.30) ($0.19) ($0.05) Non-Mortgage Purchased Paper Impairments ($0.11) ($0.15) ($0.07) - CP-LIBOR Impact ($0.32) ($0.06) $0.01 ($0.06) Participation Program Interest Rate Lag ($0.08) ($0.01) $0.00 ($0.01) Economic Floor Income not included in "Core Earnings" ($0.43) ($0.12) ($0.03) ($0.01) 9

Fee Income & Other Income Initiated servicing under ED Servicing Contract Currently 2 million accounts Collecting on behalf of the Dept of Education for close to ten years Contingency Inventory of $10 billion Upromise - largest private source of 529 plans Guarantor Servicing for student loans APG is re-focused on student loan contingency and collections (CHART) 10

Lending Segment Earnings Detail 11 ($ millions) 2009 2008 Q409 Q408 FFELP Originations $21,746 $17,907 $4,462 $3,926 Private Originations $3,176 $6,336 $381 $851 Total Originations $24,922 $24,243 $4,843 $4,777 Average Managed Student Loans $186,105 $174,244 $179,241 $180,990 Net Student Loan Spread - Total 1.39% 1.63% 1.63% 1.49% Net Student Loan Spread - Private Education 4.54% 5.09% 4.55% 4.74% Net Student Loan Spread - FFELP 0.63% 0.83% 0.89% 0.73% Economic Floor Income not included in Net Student Loan Spread 0.18% 0.05% 0.05% 0.02% Operating Expenses $581 $583 $151 $123 OpEx Annualized as a % Average Managed Student Loans 0.31% 0.33% 0.33% 0.27%

Dept. of Education / Government Programs Kennedy-Miller Legislation - Signed by President 05/07/08 ECASLA - Broad authority to purchase loans from 10/01/03 - 07/01/09 ECASLA Extension - Signed by President 10/07/08 Extended purchase authority for 2009 - 2010 Academic Year Loan Purchase Commitment Program - 5/21/08 Eligible collateral - certain 2008 - 2009 FFELP loans Funded at CP +50 bps Par put + $75/per loan fee and origination fee rebate Program replicated to cover 2009 - 2010 originations 11/08/08 ED Additional Loan Purchase Actions -11/20/08 Program term 12/08 - 1/09, eligible collateral - certain 2007 - 2008 FFELP loans Purchase price of 97 - servicing released - program total of $6.5 B Straight A Conduit Program Launched - Announced 11/08/08, Launched 5/11/09 Collateral originated 10/03 - 9/09 eligible Program term - 5 yrs Liquidity provided by the Federal Financing Bank (a division of Treasury) TALF-NY Fed and Treasury to provide consumer ABS support - Launched March 17, 2009 Eligible collateral - AAA rated Card, Auto, Small Business and Student Loan securities Includes Consolidation and Private Credit student loans originated post 5/1/07 Fed to provide funding, rates and haircuts to be determined Program Term - Initially 1 year (extended to 3/31/10 for Student Loans) with 3 - 5 yrs of financing 12

Federal Student Loan Policy Alternatives President's Budget Proposal and House Legislation Convert all federal student loans to federal funding by July 2010 Use savings to substantially increase Pell Grants, other education initiatives, & deficit reductions Use limited number of private sector firms to service loans Industry/Community Proposed Modifications = President's Proposal above PLUS Choice and competition on campus for loan originations systems and service Lenders compete with each other and Direct Lending to originate loans Schools choose among lenders and servicers, including non-profits Originating lenders have opportunity to service loans under federal pricing standards All loans have same terms and conditions Use established ECASLA mechanism to move privately-originated loans onto federal balance sheet Ensures continuation of borrower assistance and advocacy on all loans through Guarantors Powerful incentives for default aversion via risk share All servicers retain 3% risk sharing SLM performance historically superior to Direct Loan program performance across all school types Low implementation risk Avoids potential transition risk for 4,000 schools moving to the DL system over a short period of time 13

Political Developments Congressional Budget Office (CBO) Scores the "Community Proposal" as generating substantial savings Confirms mandatory savings ($87 B) which is equivalent to the Administration's proposal, H.R. 3221. Debate is on best origination and default management strategy for the government and what cost, if any, is worth: Eliminating the risk associated with converting thousands of schools to Direct Lending July 2010 Reducing defaults while protecting students from credit deterioration and minimizing expense to ED Reducing the risk associated with Federal ownership of $1 trillion in student loan assets Preserving choice and competition in student lending, and, Protecting existing jobs. 14

Political Developments House of Representatives passed legislation (H.R. 3221) which ends private sector role in loan originations, but there are many steps remaining in the process H.R. 3221 passed the House of Representatives as freestanding (non- reconciliation) legislation Senate leadership has indicated an intent to move student loan measures only through the budget reconciliation process. If the Senate pursues the reconciliation process, the House will have to pass a reconciliation bill in order to conference with Senate reconciliation bill. The Senate has introduced no language and has taken no action. No hearings or legislative mark-ups yet scheduled Health care debate dictating timing and process New Chair on Senate HELP Committee - Tom Harkin, Iowa 15

Federal Student Loan Market Outstanding Government Student Loan Market Distribution 2/28/09 Loan Market Distribution 2/28/09 Loan Market Distribution 2/28/09 Top 10 Holders of FFELP Loans FFYE 9/30/08 FFYE 9/30/08 FFYE 9/30/08 Source: US Department of Education Report 2/28/09 16

Office of the Chief Executive Officer Al Lord, Chief Executive Officer Jack Hewes, Sr. EVP & Chief Lending Officer Jim Truitt, SVP & Chief Compliance Officer David West, SVP & Chief Credit Officer Jack Remondi, Vice Chair & Chief Financial Officer Kara West, VP Risk Assessment Mark Heleen, EVP & General Counsel Joe DePaulo, EVP & Chief Marketing Officer 17

The U.S. Student Loan Market SLM Corporation 18

Favorable Student Loan Market Trends Source: College Board Note: Academic years, average published tuition, fees, room and board charges at four-year institutions; enrollment-weighted Enrollment Growth + Rising Tuitions + Education Value = Increasing Loan Demand (CHART) Higher Education Enrollment (millions) Source: National Center for Education Statistics Note: Total enrollment in all degree-granting institutions; middle alternative projections for 2010 onward Annual Cost of Education ($ thousands) (CHART) Source: President's 2010 Budget. Gross commitments by fiscal year Note: Excludes consolidation volume Federal Student Loan Origination Volume ($bn) (CHART) '02-'08 CAGR: 12% '08-'14 CAGR: 6% Relationship Between Higher Education, Income and Employment (CHART) Source: U.S. Census Bureau, Current Population Survey, 2008 Annual Social and Economic Supplement. Represents median earnings for a full time, year-round worker over age 25. Unemployment data as of Jan. 2010. Represents unemployment for civilian non-institutional population over age 25. Unemployment Average annual income (CHART) 19

College Grads Experience Lower Levels of Unemployment (CHART) Source: U.S. Department of Labor, Bureau of Labor Statistics as of 12/31/2009 20

The Federal Family Education Loan Program or "FFELP" Provides lenders an explicit U.S. government guarantee of at least 97% and a fixed yield on student loans made pursuant to the FFELP program Loan pricing, terms and maximum borrowing limits set by Congress Available to undergraduate students, graduate students and their parents Fixed rate loans, with 10 to 30+ year maturities and payments typically deferred until after graduation Borrower outstanding balances typically range from $5,000 to $25,000, although balances exceed $100,000 for graduate students Pending legislation in Congress could substantially alter this program 21

FFELP Student Loan Market Share Notes: Wells Fargo includes Wachovia volumes, Bank of America includes Fleet and LaSalle Bank volumes, JP Morgan Chase includes Bank One volumes, PNC Bank includes National City Bank volumes Source: http://www.fp.ed.gov FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions FFELP Loan Originations (Gross Commitments) $ in Billions Rank Lender 2008 Mkt Share 2008 1 Sallie Mae $19.6 31% 2 Wells Fargo $9.1 14% 3 Citibank $6.2 10% 4 Bank of America $4.3 7% 5 JP Morgan Chase $3.4 5% 6 US Bank $2.3 4% 7 PNC Bank $2.2 3% 8 EdAmerica $1.6 3% 9 SunTrust Bank $1.1 2% 10 Access Group $1.1 2% Top 10 Totals $50.8 80% Total Market $63.2 100% 22

SLM FFELP Loan Originations SLM FFELP Loan Originations Originated over $4.4 billion of loans in Q4, a 14% increase over the prior year Originated over $21.7 billion of loans in 2009, a 21% increase over the prior year Sold approximately $17.6 billion of loans to ED in the Q4 of 2009 Sold approximately $18.5 billion of loans to ED in 2009 23

Private Education Loans declined as a result of a continued tightening of our underwriting criteria, an increase in guaranteed student loan limits and a shift of students attending lower cost educational institutions in the current economic environment SLM Private Education Loan Originations SLM Private Education Loan Originations 24

The Private Education Loan Market Consumer loans made to students and parents specifically to fund the cost of undergraduate, graduate and other forms of post- secondary education Typically used to bridge the funding gap between grants, aid and FFELP loans, and the increasing cost of higher education Supplement U.S. Government guaranteed student loans, but not guaranteed by the U.S. Government Typically offered with floating interest rates, with loan margins set based on the credit quality of the borrower and/or cosigner Generally 5 to 15 years in maturity Private Education Loans 25

SLM's Private Education Loan Portfolio Private Education Loan Portfolio Characteristics 35 billion of managed outstandings at Q4 2009 20% of SLM's managed student loan portfolio Risk-based pricing Approximately 57% of portfolio has a cosigner, typically a parent Higher education loans typically non-dischargeable in bankruptcy Integrated underwriting, servicing and collections Note: All figures as of December 31, 2009. 26

SLM's New Private Education Loan Product Smart Option Product - Launched 3/23/09 Eliminates negative amortization during the school and grace period while reducing the average life from 9.5 years to 5.5 years Repayment term is driven by cumulative amount borrowed and grade level Requires interest only payment on new loans with open option to pay P&I Eliminates capitalization of interest, reducing total interest paid Full communication with borrower during in school period Full collection activities employed at both the student and cosigner level Develops habit and responsibility of payment Limits propensity to accumulate additional debt given in-school payment requirement 27

(CHART) Private Education Loan Market Demand Private education loans help bridge the gap between funding available through government-sponsored programs and the increasing cost of education (CHART) Cost of College AY 2009-2010 Based on a Four-Year Term FFELP Limit $31,000 Cost of attendance gap FFELP Limit $31,000 Source: College Board, Trends in College Pricing, U.S. Department of Education 2009 Cost of College AY 1999-2000 Based on a Four-Year Term Cost of attendance gap 28

Private Credit Originations 2008-09 academic year market share estimated at 44% (CHART) Source: College Board, Trends in Higher Education Series (2009). 2008-2009 industry data is preliminary. Data reported by academic year, SLM quarterly data converted to academic year basis. *3Q & 4Q 2009 data only 29

Credit Quality SLM Corporation 30

Loan Losses Loan Losses Loan Losses (CHART) + = Private Education Loans 20% U.S. Government Guaranteed Loans 80% Charge-Offs (1) = 0.07% Charge-Offs (1) = 3.60% Total Charge-Offs (1) = 0.75% (1) All data as of December 31, 2009. Managed FFELP charge-offs as a percentage of average managed FFELP assets. Managed Private Education Loan charge- offs as a percentage of average managed Private Education Loan assets. Total charge-offs as a percentage of average managed FFELP and Private Education Loan assets. Managed Private Education Loan charge-offs represented 5.1% of managed Private Education Loans in repayment for the 12 months ended December 31, 2009. Total Managed Student Loan Portfolio (CHART) 31

FFELP Education Loan Portfolio (1) "Core Earnings" FFELP Loan spread, before provision. Charge-offs as a percentage of average Managed FFELP Loans . 32 32

Private Education Loan Portfolio Private Education Loan Portfolio (1) "Core Earnings" Private Education Loan spread, before provision. Charge-offs as a percentage of average Managed Private Education Loans in repayment. 33

SLM Private Credit Default Emergence Profile Payments Made (CHART) 34

Charge-offs driven by Non-Traditional loans Non-Traditional loans represent 12% of the Private Education Loan portfolio Higher quality loans are entering repayment in 2009 and 2010 Charge-off Trends - Mix of Traditional vs. Non-Traditional 35 (CHART) (CHART)

(1) Charge-offs as a percentage of average loans in repayment annualized for the quarters presented Managed Private Education Loan Portfolio Performance Non-traditional loans represent only 12% of the Private Education loan portfolio but account for 45% of charge-offs 36 Q409 Q309 Q209 Q109 Q408 Charge-offs - Traditional Portfolio (1) 3.2% 5.1% 3.9% 2.2% 1.7% Charge-offs - Non-Traditional Portfolio (1) 18.6% 28.5% 24.0% 14.5% 12.3% 90+ Day Delinq as a % of Repay - Traditional Portfolio 4.6% 4.6% 4.8% 4.3% 2.6% 90+ Day Delinq as a % of Repay - Non-Traditional Portfolio 17.5% 17.8% 20.6% 19.1% 12.7% Forb as a % of Forb & Repay - Traditional Portfolio 5.3% 5.4% 6.1% 6.3% 6.7% Forb as a % of Forb & Repay - Non-Traditional Portfolio 7.1% 8.1% 8.9% 8.5% 9.0% Allowance as a % of Loans in Repay - Traditional Portfolio 4.9% 5.3% 5.1% 5.4% 4.8% Allowance as a % of Loans in Repay - Non-Traditional Portfolio 31.3% 32.9% 32.7% 32.2% 31.8%

Managed Private Education Loan Portfolio Performance

Traditional Loans with a Cosigner	Q409	Q309	Q209	Q109	Q408
Outstanding Balance as a % of Total	54%	53%	52%	52%	51%
90+ Delinquency as a % of Repayment	3.5%	3.6%	3.8%	3.2%	1.9%
Forbearance as a % of Repayment & Forbearance	4.9%	5.1%	5.8%	6.0%	6.4%
Charge-Offs as a % of Repayment (1)	2.4%	3.4%	2.5%	1.5%	1.1%
Average FICO at Origination	740	740	739	739	738
Traditional Loans without a Cosigner	**Q409**	**Q309**	**Q209**	**Q109**	**Q408**
Outstanding Balance as a % of Total	34%	35%	35%	35%	35%
90+ Delinquency as a % of Repayment	6.0%	5.9%	6.1%	5.6%	3.3%
Forbearance as a % of Repayment & Forbearance	5.6%	5.7%	6.4%	6.6%	6.9%
Charge-Offs as a % of Repayment (1)	5.2%	7.7%	5.7%	3.4%	2.6%
Average FICO at Origination	700	700	700	700	701
Non-Traditional Loans with a Cosigner	**Q409**	**Q309**	**Q209**	**Q109**	**Q408**
Outstanding Balance as a % of Total	3%	3%	4%	4%	4%
90+ Delinquency as a % of Repayment	14.7%	14.8%	15.9%	13.8%	9.1%
Forbearance as a % of Repayment & Forbearance	8.1%	9.1%	10.0%	9.9%	10.0%
Charge-Offs as a % of Repayment (1)	13.0%	17.8%	14.0%	7.8%	6.5%
Average FICO at Origination	633	633	633	633	633
Non-Traditional Loans without a Cosigner	**Q409**	**Q309**	**Q209**	**Q109**	**Q408**
Outstanding Balance as a % of Total	9%	9%	9%	10%	10%
90+ Delinquency as a % of Repayment	18.5%	19.0%	22.4%	20.8%	13.7%
Forbearance as a % of Repayment & Forbearance	6.7%	7.6%	8.5%	8.0%	8.7%
Charge-Offs as a % of Repayment (1)	20.8%	31.8%	27.4%	16.3%	13.8%
Average FICO at Origination	619	619	618	618	618

(1) Charge-offs as a percentage of average loans in repayment annualized for the quarters presented

37

SallieMae

Improving Portfolio Quality Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Characteristics of Loans Entering Repayment Year Entering Repayment % Traditional % Cosigned Avg FICO Score at Origination 2006 83% 51% 709 2007 84% 54% 712 2008 86% 55% 711 2009 89% 63% 720 2010 90% 60% 717 2011 91% 65% 719 2012 93% 69% 723 38

Portfolio Quality Improving Non-Traditional charge-off rate is 4x to 5x greater than Traditional Amount of non-traditional loans entering repayment have begun to decline 88% of Q409 loan originations had cosigners, up from 74% in Q408. The aggregate portfolio is migrating to a higher cosigner percentage Non-cosigned loans charge off at more than twice the rate of cosigned loans Amount of non-cosigned loans entering repayment have begun to decline Amounts shown above represent the dollar amount of loans that will enter repayment (CHART) (CHART) 39

Private Education Loan Portfolio Performance Tightening of forbearance policies and the economic downturn have adversely impacted the performance of our Managed Private Education Loan portfolio Delinquency trends have improved, as the impact of forbearance tightening passed through the system. (CHART) 40

Servicing: A Competitive Advantage SLM Corporation 41

SLM Servicing #1 servicer and collector of student loans in the U.S. currently servicing $194.2 billion in assets including $26.3 billion for third parties Awarded ED servicing contract in June 2009 Servicing under contract initiated in August 2009 Contract to span 5 years with one, five-year renewal option Currently 2 million accounts (4.5 M loans, $19 B) serviced under ED contract Servicing on new Direct Loans expected to begin in August 2010 42

SLM's Competitive Advantage SLM has a distinct competitive advantage in all facets of the education loan market. Best in Class Vertically Integrated Origination/ Servicing/Collections Strongest National Brand in Education with Consumers and Schools State-of-the-Art Loan Delivery Platform Largest & Most Experienced Sales Team Breadth of Products & Services $194B of Loans Serviced, 10 million Customers Economies of Scale Singular Focus & Scale Note: Figures as December 31, 2009. 43

Operations Locations Killeen, TX Fishers & Muncie, IN Lynn Haven, FL Wilkes-Barre, PA Newark, DE Reston, VA Corporate Headquarters 44

Funding Diversity and Liquidity SLM Corporation 45

2009 Capital Markets Summary Realized gains of $536 million on $3.45 billion of debt repurchases in 2009 Debt repurchase activities continued into 2010 Closed on tender offer in early January Repurchased $0.8 billion at a gain of $45 million Issued $7.5 billion of Private Credit ABS Issued $5.9 billion of FFELP ABS Funded $14.6 billion of FFELP loans through DOE Straight A Funding conduit Entered into a new $10 billion multiyear ABCP facility on January 15, 2010 at a significantly lower cost ABCP facility outstandings of $8.8 billion Entered into an agreement with the Federal Home Loan Bank in Des Moines (FHLB) to provide funding backed by eligible collateral including FFELP loans 46

Recent ABS Transactions Recent ABS Transactions 47 Transaction: Private Credit TALF-Eligible May 2009-B TALF-Eligible July 2009-C TALF-Eligible Aug 2009-D TALF-Eligible Nov 2009- CT Issuance Size: $2.593 B $1.027 B $1.680 B $ .589 B Registration Type: 144A 144A 144A 144A Indicative Pricing: 1 mo. L + 600 1 mo. L + 366 to 30 mo call Prime + 125 Prime-71 to 30 mo call Prime + 25 Prime-55 to 48 mo call 1 mo. L + 185 Prime - 90

*SLM has $3.5 billion in unsecured revolving credit facilities. The Company has never drawn on these facilities. $1.9 billion of our unsecured revolving facilities matures in October 2010 and $1.6 billion matures in October 2011. Liquidity Position Detail Note: Numbers may not add due to rounding 48 ($ in billions) 12/31/2009 9/30/2009 12/31/2008 Sources of Primary Liquidity: ED Purchase and Participation Program Unlimited Unlimited Unlimited Unrestricted Cash & Liquid Investments $7.4 $6.2 $5.0 Unused Lines of Credit* 3.5 3.5 5.2 2008 FFELP ABCP Facilities 1.7 1.0 0.8 2008 Private ABCP Facilities 0.0 0.0 0.3 Total Sources of Primary Liquidity $12.5 $10.7 $11.3

Employ conservative long-term funding model * Funded to Term includes 13% or $23.6 billion and 4% or $7.6 billion of advances outstanding under the ED Purchase and Participation Program and Straight A Funding Facility as of December 31, 2009 and December 31, 2008, respectively. (CHART) High Percentage of Student Loans Funded to Term 49

Funding Distribution Funding Distribution At December 31, 2009, total managed debt borrowing was $191.6 billion. 50

SLM Corporate Debt and ABS Issuance SLM has issued $142 billion of long-term, corporate debt and asset- backed securities since 2005, across a broad range of maturities (1) YTD. Excludes short-term issuance under SLM's asset-backed commercial paper programs. (2) Reported at quarter closing dates, net of paydowns. (3) Includes SLM corporate debt and term asset-backed securities. Note: Totals may not add due to rounding. 51 New Issuance Volume ($ in billions) Q409 Q309 Q209 Q109 2008 2007 2006 Corporate Debt Issuance $0.0 $0.0 $0.0 $0.0 $2.5 $1.6 $12 Term ABS Issuance (1) 1.4 2.8 7.6 1.5 19 26 34 Total Term Debt Issuance 1.4 2.8 7.6 1.5 21 28 45 ED Participation Program (2) 9.0 5.6 3.7 6.2 7.4 - - Straight - A Funding 0.3 3.2 11.1 - - - - ABS Tranches 3 2 4 4 40 58 92 Ave Life to Call in Years 5.4 2.75 5.7 7.5 5.1 7.2 7.2 Ave Cost of Funds vs. US$ LIBOR(3) +121 bp +228 bp +295 bp +575 bp +155 bp +21 bp +19 bp

SLM ABS Issuance Volume SLM ABS Term Issuance Volume (1) (1) Excludes outstandings under SLM's asset-backed commercial paper program. Totals may not add due to rounding. 52 ($ in billions) Q409 Q309 Q209 Q109 2008 2007 2006 Non-Consolidation FFELP ABS $ 0.0 $ 0.0 $ 0.0 $ 0.0 $18.5 $ 9.1 $ 5.1 Consolidation FFELP ABS 0.8 0.0 5.1 0.0 0.0 15.0 22.9 Private Credit ABS 0.6 2.8 2.6 1.5 0.0 2.2 5.7 Total ABS Issuance $1.4 $2.8 $7.7 $1.5 $18.5 $26.3 $33.7

SLM Corporate Debt Activity SLM Corporate Term Debt Issuance Volume ($ billions) US$ equivalent at the time of issuance. 53 (2) Face value amounts repurchased. SLM Corporate Term Debt Repurchases($ millions) SLM Corporate Term Debt Repurchases($ millions) Denomination Q409 Q309 Q209 Q109 2008 2007 2006 USD (2) $390 $1,397 $325 $59 $1,794 $0 $0 Foreign Currency Denominated(2) 352 37 805 86 116 0 0 Total $742 $1,434 $1,129 $145 $1,910 $0 $0 Accounting Gain Generated $73 $74 $327 $63 $69 $0 $0 Note: Total may not foot due to rounding.

Unsecured Debt Maturities Unsecured Debt Maturities Repurchased $3.4 billion of debt in 2009 $0.6 billion of debt maturing in 2011 was repurchased as part of tender offer in January 54 Note: Does not include Sallie Mae Bank or Subsidiary funding

Unencumbered Assets & Unsecured Debt ($ in billions) 12/31/09 9/30/09 6/30/09 3/31/09 12/31/08 FFELP Stafford and Plus Loans, net $1.6 $ 2.1 $ 2.7 $ 4.5 $ 3.8 FFELP Consolidation Loans, net 0.5 0.6 0.5 0.6 1.6 Private Education Loans, net 12.5 13.3 16.0 14.1 15.7 Other Loans 0.4 0.5 0.5 0.7 0.7 Available Cash & Investments 8.1 6.3 7.4 3.7 5.1 Retained Interests 1.8 1.8 1.8 1.9 2.2 Other Assets 5.2 6.4 6.5 5.7 5.8 Total Unencumbered Tangible Assets $30.1 $ 31.0 $ 35.4 $ 31.2 $ 34.9 Unsecured Debt Outstanding $33.6 $ 35.1 $ 38.8 $ 38.2 $ 40.2 55 Net Assets in Secured Financing Facilities 12/31/09 9/30/09 6/30/09 3/31/09 12/31/08 Off-Balance Sheet ABS (Non-GAAP)* $ 0.6 $ 0.6 $ 0.7 $ 0.8 $ 0.9 On-Balance Sheet ABS (GAAP)** 14.5 14.7 13.0 16.7 15.6 Total $ 15.1 $ 15.3 $ 13.7 $ 17.5 $ 16.5 * On 1/1/10 upon adopting ASC 810 the Retained Interests were removed from the Consolidated balance sheet and the Assets and Liabilities of Off-balance sheet ABS were consolidated onto the Balance Sheet. ** Amounts include loans, cash, and accrued interest receivable less debt outstanding for all secured borrowing facilities.

Sallie Mae Bank Bank charter Utah based ILC regulated by FDIC and Utah Department of Financial Institutions (UDFI) Charter granted October 2005 Current bank activity Originates Sallie Mae's private education loans Funded through affiliate and brokered deposits 25.4% Total Risk-based Capital at December 31, 2009 Deposit taking activities Strong cash position used to fund Private Credit originations Deposits totaled $6.3 billion at December 31, 2009 $ 5.8 billion Brokered Deposits $494 million Affiliate Deposits Brokered Deposit portfolio has a weighted average maturity of 29 months Total deposits decreased by 4.9% in Q409 56

Sallie Mae Bank - Capital & Deposits *Primarily affiliate demand deposit accounts with no stated maturities 57 Bank Deposits ( $in millions) Bank Deposits ( $in millions) Bank Deposits ( $in millions) Bank Deposits ( $in millions) Bank Deposits ( $in millions) Bank Deposits ( $in millions) Bank Deposits ( $in millions) Dec 09 Sep 09 Jun 09 Mar 09 Dec 08 Dec 07 Brokered CDs $5,632 $5,891 $6,100 $3,281 $2,256 $254 Brokered MMDAs $204 $221 $264 $ - $ - $ - Other Deposits* $494 $543 $420 $433 $458 $431 Total Deposits $6,331 $6,655 $6,784 $3,714 $2,714 $685 Regulatory Capital Ratios Regulatory Capital Ratios Regulatory Capital Ratios Regulatory Capital Ratios Regulatory Capital Ratios Regulatory Capital Ratios Regulatory Capital Ratios Ratio Dec 09 Sep 09 Jun 09 Mar 09 Dec 08 Dec 07 Tier 1 Leverage 15.0% 14.2% 17.9% 24.5% 40.7% 23.2% Tier 1 Risk Based 24.6% 24.2% 26.2% 29.6% 45.9% 24.4% Total Risk Based 25.4% 25.1% 26.9% 30.2% 46.3% 24.4%

Risk-Adjusted Capitalization SLM Corporation 58

Capitalization SLM Corp GAAP tangible stockholders' equity as a percentage of total managed assets. Average GAAP tangible equity including preferred stock to charge-offs. SLM charge-offs based on total managed loans, annualized. 59 2009 2008 2007 2006 Tangible Equity/Managed Assets(1) 2.0% 1.8% 2.0% 1.8% Tangible Equity/Charge-Offs(2) 3x 7x 9X 18x

Capital Allocation 0.50% 8.00% SLM allocates capital internally based on the risk of the assets it supports SLM Corp Assets Capital Allocation As of December 31, 2009 0% - 25% Cash, Investments, Other Assets & Intangibles 13% of Total Managed Assets Private Education Loans 17% of Total Managed Assets Government Guaranteed Loan Assets 70% of Total Managed Assets Based on Risk 60

Appendix SLM Corporation 61

SLM FFELP ABS Issue Characteristics Historical issue size of $1.0B to $5.0(+)B Tranches denominated in US$ or Euros 'Aaa/AAA/AAA' rated senior tranches make up 97% of issue structure Floating rate tied to 3 mo. LIBOR, with occasional fixed rate issuance Amortizing tranches, with 1 to 15(+) year average lives Serviced by Sallie Mae, Inc. Explicit U.S. government guarantee of underlying collateral insulates bondholders from virtually any loss of principal (1) Formerly a 20% risk-weighted asset, now a <10% risk-weighted under Basel II's IRB methodology Offer significantly higher spreads than government agency securities with comparable risk profiles Short (1-3 yrs), intermediate (3-7 yrs), long (7-10 yrs) and very long (10-15+ years) term tranches available at new issue and in secondary (1) Principal and accrued interest on underlying FFELP loan collateral carry a guarantee of either 98% or 97%. Guarantee is dependent on meeting the servicing requirements of the U.S. Department of Education. Typical SLM FFELP ABS Transaction Features Unique Characteristics of FFELP Loan ABS 62

SLM Stafford/PLUS ABS Trusts Prepayment Analysis Prepayment Analysis Prepayment Analysis Annualized CPRs for SLM Stafford/PLUS ABS Trusts have decreased significantly as incentives for borrowers to consolidate have declined Historical SLM Stafford/PLUS ABS CPRs Average CPR is the simple (non-weighted) average of four Quarterly CPR calculations for years ended December 31, 2009. Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments. (CHART) 63

SLM Consolidation ABS Trusts Prepayment Analysis Prepayment Analysis Prepayment Analysis Historical Consolidation ABS CPRs * Average CPR is the simple (non-weighted) average of four Quarterly CPR calculations for years ended December 31, 2009. Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments. (CHART) CPRs for SLM Consolidation ABS Trusts have declined significantly following legislation that prevented in-school and re-consolidation of borrowers' loans 64

Private Credit Appendix SLM Corporation 65

Private Credit Loan Collections Sallie Mae services and collects the loans in its managed private loan portfolio Private credit collections are conducted by a stand-alone consumer credit collections unit, not the company's FFELP collections operations Managed by individuals with prior experience managing collections operations for consumer loan assets Over the past 18 months, private credit collections resources have been significantly increased and collections technology and practices enhanced Multi-variable analysis has enabled prioritization of collection efforts on higher risk borrowers Forbearance policies have been enhanced to reduce reliance on the tool, while still meeting the customer need during an economic downturn Additional workout and settlement programs have been introduced to help customers avoid default Collection workstation, dialer capabilities, and internet utilities have all been enhanced with more effective technology solutions 66

Forbearance A collections tool used to provide borrowers time to improve their ability to repay Between graduation and start of first job Economic hardship Provides borrower with time to obtain employment and income to support their obligations Applied most frequently in the first two years of repayment Granted for three month intervals, up to a maximum of 24 months Majority of loans are in forbearance for less than 12 months Placing a loan in forbearance suspends payments, with interest capitalized to the loan balance 67

Note: Based on historical data through December 31, 2009. Does not include data for 2009 trusts which have not had time to become 90 days delinquent Private Credit Trust Delinquency and Forbearance Seasoning Trends Delinquency and forbearance are highest when loans enter repayment, and diminish as loans season As the trust loans season, delinquency and forbearance are expected to decline 68 (CHART) (CHART)

Private Credit Trust Default Emergence By Years in Repayment Default Emergence By Years in Repayment Default Emergence By Years in Repayment Based on assumptions in effect as of December 31, 2009 Defaults in SLM Private Credit ABS Trusts increase as loans first enter repayment, then diminish steadily over time 69

Private Credit Trust Default Emergence By Payments Made Default Emergence By Payments Made Default Emergence By Payments Made Based on assumptions in effect as of December 31, 2009 Excludes months in forbearance. Includes months of delinquency prior to chargeoff The probability of default substantially diminishes as the number of payments made increases 70

SLM Private Education Loan Gross Defaults Actual-To-Date Actual-To-Date Actual-To-Date For SLM Private Education Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Education Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. Charge-offs per the servicer's portfolio definition which is generally 212+ days delinquent. Includes loans for which a borrower has filed bankruptcy which have subsequently become 212+ days delinquent. Charge-offs due to a borrower's bankruptcy filing for which the loan is now current or paid off. Charge-offs due to a borrower's bankruptcy filing or death for which the loan is not current or paid off but has not become 212+ days delinquent. These loans are in various statuses including: bankruptcy stay, deferment, forbearance or delinquency. As of November 30, 2009 71

SLM Private Credit Gross Defaults Constraining Rating Agency Stress Levels at Issuance As of December 31, 2009 (CHART) 72

Private Credit ABS Trusts Forbearance Forbearance usage is typically highest when loans enter repayment, and declines as loans season Use of forbearance as a collection tool peaked in early 2008, and has since declined, as a result of changes in the forbearance strategy The decline in forbearance has resulted in increased delinquency and default in the near term but no long term increase in lifetime defaults 73

Private Credit ABS Trusts - 31-60 Day Delinquencies Early delinquencies increased as forbearance policies tightened and have recently declined 74

Private Credit ABS Trusts - 61-90 Day Delinquencies 75

Private Credit ABS Trusts - 90+ Day Delinquencies As expected, later stage delinquency increased during the first half of 2009 due to tightening of forbearance, before declining to current levels 76

Private Credit ABS Trusts - Annualized Gross Charge-offs (1) For SLM Private Credit Student Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Credit Student Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. Charge-off levels first increased in 2007 and have remained elevated through the economic downturn As is typical, more recent Trusts with a greater percentage of borrowers first entering repayment continue to exhibit higher charge-offs 77

Private Credit ABS Trusts - Historical Cumulative Gross Charge-Offs(1) (1) For SLM Private Credit Student Loan Trusts issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that (i) become 180+ days delinquent and/or (ii) have a borrower who filed for bankruptcy or died . Prior to November 1, 2008, the servicer exercised this repurchase option and actual charge-offs in these trusts equaled zero. Beginning November 1, 2008, the servicer ceased purchasing from the trust loans that are more than 180 days delinquent. For the purposes of comparison across all deals, this chart reflects trust charge-offs for SLM Private Credit Student Loan Trusts issued prior to 2005-B as if the servicer had never exercised its repurchase option. 78

SLM Private Credit ABS Trusts - Prepayment Analysis Historical SLM Private Credit ABS CPRs Constant prepayment rates increased in 2007 due to the introduction of Private Credit Consolidation loans, but then declined accordingly following SLM's decision to suspend its consolidation loan program 11/30/2002 2/28/2003 5/31/2003 8/31/2003 11/30/2003 2/29/2004 5/31/2004 8/31/2004 11/30/2004 2/28/2005 5/31/2005 8/31/2005 11/30/2005 2/28/2006 5/31/2006 8/31/2006 11/30/2006 2/28/2007 5/31/2007 8/31/2007 11/30/2007 2/29/2008 5/31/2008 8/31/2008 11/30/2008 2/28/2009 5/31/2009 8/31/2009 11/30/2009 2002-A 0.02 0.01 0.01 0.01 0.01 0.02 0.02 0.03 0.04 0.05 0.07 0.05 0.06 0.07 0.09 0.08 0.11 0.11 0.09 0.07 0.08 0.0945 0.0636 0.0413 0.0473 0.0546 0.0647 0.0501 2003-A 0.0236172 0.0209585 0.0213033 0.0220455 0.0266651 0.0260547 0.0330885 0.0388733 0.0594678 0.0468802 0.0474262 0.0590022 0.0766511 0.0620133 0.0898985 0.0930055 0.0822731 0.0571616 0.0651318 0.0938 0.0586 0.0482 0.0447 0.0572 0.0653 0.056 2003-B 0.0196991 0.0190606 0.0206465 0.0202833 0.0200219 0.0245259 0.0315476 0.0482446 0.0326783 0.039373 0.044897 0.0707957 0.0685625 0.1060034 0.0909016 0.083898 0.0585169 0.0683136 0.0937 0.054 0.0434 0.042 0.062 0.0668 0.0561 2003-C 0.0152843 0.0160452 0.014292 0.0180218 0.0179457 0.0283099 0.0361233 0.0304271 0.0367122 0.0447702 0.0722085 0.067429 0.1017183 0.0967132 0.0777458 0.057986 0.0766992 0.092 0.058 0.0429 0.0408 0.0553 0.0721 0.0586 2004-A 0.0187456 0.0166026 0.0164751 0.029934 0.0322261 0.0245132 0.0307617 0.0418472 0.0692516 0.0711425 0.1100171 0.0959807 0.0898134 0.0642664 0.0778312 0.0992 0.0653 0.0523 0.0468 0.0606 0.0753 0.0646 2004-B 0.0195699 0.0186244 0.0241702 0.0302471 0.0221029 0.0304168 0.03491 0.062598 0.068949 0.1246455 0.0951131 0.090922 0.0774936 0.106146 0.1023 0.0579 0.0397 0.0449 0.0542 0.0707 0.0531 2005-A 0.0319776 0.022261 0.0243768 0.0328796 0.0597171 0.0610083 0.0990818 0.0793967 0.0819435 0.064987 0.1045868 0.1033 0.0572 0.0438 0.0457 0.0592 0.0782 0.0608 2005-B 0.0242175 0.0279132 0.0573982 0.0555737 0.094908 0.0719371 0.073013 0.0529046 0.0893389 0.0782 0.0405 0.0297 0.0426 0.0531 0.0704 0.0549 2006-A 0.0476348 0.0500356 0.0857629 0.0634152 0.0664913 0.0531197 0.084535 0.0687 0.036 0.0232 0.0356 0.0434 0.0572 0.0462 2006-B 0.0447179 0.082504 0.0619091 0.0673478 0.0496674 0.0736355 0.0719 0.0388 0.0273 0.0331 0.0503 0.071 0.0529 2006-C 0.0677068 0.0683649 0.0645688 0.0526468 0.0767421 0.0719 0.038 0.0262 0.0396 0.0516 0.0725 0.0575 2007-A 0.0552171 0.0457742 0.0630612 0.0559 0.0274 0.0185 0.0277 0.033 0.0517 0.0387 79

Appendix 80

GAAP to Core Earnings Reconciliation 81

Additional Information Available at www.salliemae.com 82

Debt Investor Relations Contact Information Debt Investor Relations Contact Information Debt Investor Relations Contact Information 83